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                              March 15, 2021

       Leonard Tannenbaum
       Chief Executive Officer
       AFC Gamma, Inc.
       525 Okeechobee Blvd.
       Suite 1770
       West Palm Beach, FL 33401

                                                        Re: AFC Gamma, Inc.
                                                            Amendment No. 5 to
Form S-11
                                                            Filed February 24,
2021
                                                            File No. 333-251762

       Dear Mr. Tannenbaum:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-11 filed February 24, 2021

       Core Earnings and Adjusted Core Earnings, page 12

   1. We note your disclosure of Core Earnings and Adjusted Core Earnings which include adjustments for change
in unrealized gains (losses) on loans at fair value and provision for current expected credit
losses. In light of those adjustments, please tell us how you determined it was
appropriate to title these measures Core Earnings and Adjusted Core
                                                        Earnings. Further,
please expand your disclosure to include a more robust explanation of why management believes
these measures provide useful information to investors.
 Leonard Tannenbaum
AFC Gamma, Inc.
March 15, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 88

2. Please tell us what consideration you gave to enhancing your liquidity disclosure to address any known trends or uncertainties that could impact your sources of cash flows.
      For example purposes only, to the extent the Public Company A loan default is indicative of known trends or uncertainties, your filing should identify such trends and uncertainties.
      Please refer to Item 303 of Regulation S-K.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameLeonard Tannenbaum
                                                            Division of
Corporation Finance
Comapany NameAFC Gamma, Inc.
                                                            Office of Real
Estate & Construction
March 15, 2021 Page 2
cc:       Jeeho M. Lee, Esq.
FirstName LastName